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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                       TANDEM COMPUTERS INCORPORATED
                             (Name of Issuer)

                               COMMON STOCK
                              $0.25 PAR VALUE
                      (Title of Class of Securities)

                                -----------

                                 875370108
                              --------------
                              (CUSIP Number)

                        COMPAQ COMPUTER CORPORATION
                    (Name of Persons Filing Statement)

                          J. David Cabello, Esq.
                           Senior Vice President
                       General Counsel and Secretary
                        Compaq Computer Corporation
                               20555 SH 249
                             Houston, TX 77070
                         Tel. No.: (281) 370-0670
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               June 22, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                               SCHEDULE 13D




CUSIP No.  875370108
---------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Compaq Computer Corporation
           76-0011617

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)  [ ]
                                                                          (b)  [ ]

    3      SEC USE ONLY


    4      SOURCE OF FUNDS*
           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                               7      SOLE VOTING POWER

                                      17,400,000(1)(2)
     NUMBER OF SHARES
   BENEFICIALLY OWNED BY       8      SHARED VOTING POWER
   EACH REPORTING PERSON              None
           WITH
                               9      SOLE DISPOSITIVE POWER
                                      17,400,000(1)(2)

                              10      SHARED DISPOSITIVE POWER
                                      None

    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,400,000(1)(2)

    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                                         [ ]

    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12.98(3)

    14           TYPE OF REPORTING PERSON*
                 HC; CO

                                    o*SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

Draft: 1.25.91

               1. The shares of common stock of Tandem Computers Incorporated (the "Issuer") covered by this report are purchasable by Compaq Computer Corporation ("Compaq") upon exercise of an option (the "Option") granted to Compaq pursuant to the Stock Option Agreement dated as of June 22, 1997 between the Issuer and Compaq (the "Stock Option Agreement"), and described in
Item 4 of this report. Prior to the exercise of the Option, Compaq is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by Compaq under the Option, which is initially set to equal 17,400,000 shares, will be adjusted in certain circumstances, provided that the number of shares purchasable by Compaq upon exercise of the Option at the time of its exercise may not exceed 15% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Compaq expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by Compaq upon exercise of the Option.

               2. The number of shares indicated represents approximately 15% of the total outstanding shares of common stock of the Issuer as of June 20, 1997, excluding shares issuable upon exercise of the Option.

               3. Adjusted to reflect the issuance by the Issuer of 17,400,000 shares of common stock of the Issuer upon exercise of the Option as described herein.



Item 1.  Security and Issuer

               This Schedule 13D relates to the common stock, par value $.025 per share (the "Common Stock," an individual share of which is a "Share"), of Tandem Computers Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 19333 Vallco Parkway, Cupertino, CA 95014.

Item 2.  Identity and Background

               This Schedule 13D is filed by Compaq Computer Corporation ("Compaq"), a Delaware corporation, that is the world's largest supplier of personal computers. Compaq develops and sells its products along four customer-focused global product groups: PC Products, Enterprise Computing, Consumer Products and Communication Products. Compaq's principal offices are located at 20555 SH 249, Houston, TX 77070.

               During the last five years, to the best of Compaq's knowledge, neither Compaq nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               All executive officers and directors of Compaq are citizens of the United States except Eckhard Pfeiffer, Andreas Barth and Hans W. Gutch, who are citizens of Germany. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

               This Statement relates to an option granted to Compaq by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles Compaq to purchase up to 17,400,000 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of June 22, 1997 between Compaq and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $22.44 per Share (the "Purchase Price"). The number of Option Shares will be adjusted in certain circumstances, provided that the number of shares purchasable by Compaq upon exercise of the Option at the time of its exercise may not exceed 15% of the total outstanding shares of Common Stock of the Issuer immediately prior to the time of such exercise. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 2.2 to the Current Report on Form 8-K filed by Compaq on June 26, 1997 (the "Form 8-K"), for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

               The Option was granted by the Issuer as an inducement to Compaq to enter into the Agreement and Plan of Merger dated as of June 22, 1997 among Compaq, Compaq-Project, Inc. ("Merger Subsidiary") and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Issuer and various regulatory agencies), Merger Subsidiary will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding share of Common Stock of the Issuer (other than those shares owned by the Issuer or Compaq) will be converted into the right to receive 0.21 shares of common stock, $0.01 par value per share, of Compaq. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by Compaq to the Issuer for the Option.

               If Compaq elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by available working capital.

Item 4.  Purpose of Transaction

               As stated above, the Option was granted to Compaq in connection with the execution of the Merger Agreement as an inducement to Compaq to enter into the Merger Agreement.

               The Option shall become exercisable upon the occurrence of certain events set forth in Section 2 of the Stock Option Agreement, none of which has occurred at the time of this filing.

               If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of the directors of Merger Subsidiary at the effective time of the Merger (all of whom will be directors or officers of Compaq) (the "Effective Time") and the officers of the Surviving Corporation shall be the officers of Tandem at the Effective Time. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation (except that Article 1 shall be amended to read "The name of the company is Tandem Computers Incorporated"). The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation.

               In the event the Merger is consummated, the Tandem Common Stock will be delisted from the New York Stock Exchange and any other exchange on which it is listed, and will become eligible for termination of registration under the Act, as amended.

               The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which were filed as Exhibits 2.2 and 2.1, respectively, to the Form 8-K and which are incorporated herein by reference in their entirety.

               Other than as described above, Compaq has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D (although Compaq reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

               As a result of the issuance of the Option, Compaq may be deemed to be the beneficial owner of 17,400,000 Shares, which would represent approximately 12.98% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on June 20, 1997, as set forth in the Merger Agreement). Compaq will have sole voting and dispositive power with respect to such Shares.

               The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Compaq as to the beneficial ownership of any Shares, and, prior to exercise of the Option, Compaq disclaims beneficial ownership of all Option Shares.

               Except as described herein, neither Compaq nor, to the best of Compaq's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Except for the Merger Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits


Exhibit    Description
-------    -----------

1 Stock Option Agreement dated as of June 22, 1997 between Tandem Computers Incorporated, as Issuer, and Compaq Computer
           Corporation, as Grantee (incorporated by reference to Exhibit
           2.2 to the Current Report on Form 8-K of Compaq Computer Corporation dated June 26, 1997 (the "Form 8-K")).

2 Agreement and Plan of Merger dated as of June 22, 1997, among Compaq Computer Corporation, Compaq-Project, Inc. and Tandem Computers Incorporated (incorporated by reference from Exhibit
           2.1 to the Form 8-K).


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

July 2, 1997                      COMPAQ COMPUTER CORPORATION


                                  By:  /s/ Earl L. Mason
                                       -----------------------------
                                  Name:  Earl L. Mason
                                  Title: Senior Vice President and
                                         Chief Financial Officer



                                                                    SCHEDULE A

                DIRECTORS AND EXECUTIVE OFFICERS OF COMPAQ

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Compaq Computer Corporation ("Compaq") are set forth below. If no business address is given the director's or officer's business address is 20555 SH 249, Houston, TX 77070. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Compaq.

                 Name and Business Address                              Present Principal Occupation
------------------------------------------------------------    ---------------------------------------------
Directors
Benjamin M. Rosen...........................................    Chairman of the Board; Chairman, Rosen Motors
Sevin Rosen Management Company
200 Park Avenue, Suite 4503
New York, New York 10166

Eckhard Pfeiffer............................................    President and Chief Executive Officer

Lawrence T. Babbio, Jr......................................    Vice Chairman, Bell Atlantic Corporation
Bell Atlantic Corporation
1310 North Courthouse Road, 11th Floor
Arlington, Virginia 22201

Robert Ted Enloe, III.......................................    Managing Partner, Balquita Partners, Ltd.
Balquita Partners, Ltd.
3102 Maple Avenue, Suite 200
Dallas, Texas 75201

George H. Heilmeier.........................................    Chairman of the Board and Chief Executive Officer, Bell
Bell Communications Research                                    Communications Research, Inc.
Morris Corporate Center (MCC)
445 South Street
Morristown, New Jersey 07960-6438

Adm. George E.R. Kinnear II, USN (Ret.).....................    Chairman Emeritus, Retired Officers Association of the
Retired Officers Association of the United States               United States; Chairman of the Audit Committee
20 Roaring Rock Road
York Harbor, Maine 03909-1503

Peter N. Larson.............................................    Chairman and Chief Executive, Brunswick Corporation
Brunswick Corporation
1 N. Field Court
Lake Forrest, Illinois 60045

Kenneth I. Lay..............................................    Chairman of the Board and Chief Executive Officer, Enron
ENRON Corp.                                                     Corp.
1400 Smith Street, 50th Floor
Houston, Texas 77002
Kenneth Roman...............................................    Independent Management Consultant
866 Third Avenue
26th Floor
New York, New York 10022

Lucille S. Salhany..........................................    President and Chief Executive Officer, United Paramount
United Paramount Network (UPN)                                  Network
11800 Wilshire Blvd.
Los Angeles, California 90025




                 Name and Business Address                              Present Principal Occupation
------------------------------------------------------------    ---------------------------------------------
Executive Officers
(Who Are Not Directors)
Andreas Barth...............................................    Senior Vice President, Europe, Middle East and Africa
J. David Cabello............................................    Senior Vice President, General Counsel and Secretary
Hans W. Gutsch..............................................    Senior Vice President, Human Resources and Environment
Michael D. Heil.............................................    Senior Vice President, Consumer Products Group
Alan G. Lutz................................................    Senior Vice President, Communication Products Group
Earl L. Mason...............................................    Senior Vice President and Chief Financial Officer
Gregory E. Petsch...........................................    Senior Vice President, Manufacturing and Quality
John T. Rose................................................    Senior Vice President, Enterprise Computing Group
Richard N. Snyder...........................................    Senior Vice President, Worldwide Sales, Marketing,
                                                                Service and Support
Robert W. Stearns...........................................    Senior Vice President, Technology and Corporate
                                                                Development
Michael J. Winkler..........................................    Senior Vice President, PC Products Group
John W. White...............................................    Vice President and Chief Information Officer